SECUR 11019009 MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number Expires: Estimated average burden hours per response...

SEC FILE NUMBER
8-65803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Billow Butler & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 South Wacker Drive, Suite 2050
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell M. Butler 312-559-9055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

1 S Wacker Drive, STE 1800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Darrell Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Butler & Company as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Carla Davis 02/25/2011

Notary Public

"OFFICIAL SEAL"
Carla Davis
Notary Public, State of Illinois
Cook County
My Commission Expires May 21, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

BILLOW BUTLER & COMPANY, LLC

We have audited the accompanying statement of financial condition of Billow Butler & Company, LLC (the "Company") as of December 31, 2010, and the related statements of operations, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Company, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, LLC as of December 31, 2010, and its revenue and expenses and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 23, 2011

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$	142,504
Advances to members		46,443
Fees receivable		14,191
Property and equipment, net of accumulated depreciation of $208,406		16,005
Lease deposit		8,750
TOTAL ASSETS	$	227,893

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	11,823
Deferred rent		33,085
Members' capital		182,985
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	227,893

See Notes to Financial Statements

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2010

REVENUE	
Commissions	$ 816,751
EXPENSES	
Advertising and promotion	22,456
Deal expenses	94,286
Depreciation	17,571
Dues and subscriptions	9,143
Other operating expenses	30,828
Payroll and related expenses	317,150
Professional fees	32,981
Referral fees	409,973
Rent	127,420
Telephone	16,557
TOTAL EXPENSES	1,078,365
NET LOSS	$ (261,614)

See Notes to Financial Statements

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF MEMBERS' CAPITAL

Year Ended December 31, 2010

Members' Capital, Beginning of Year	$ 444,599
Net loss for the year	(261,614)
Members' Capital, End of Year	$ 182,985

See Notes to Financial Statements

BILLOW BUTLER & COMPANY, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(261,614)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation		17,571
Decrease (increase) in operating assets:		
Advances to members		(35,208)
Fees receivable		19,284
Prepaid expenses and other assets		2,061
Lease deposit		26,250
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(10,250)
Deferred rent		(1,640)
NET CASH FLOWS FROM OPERATING ACTIVITIES		(243,546)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(1,419)
NET CHANGE IN CASH		(244,965)
CASH, BEGINNING OF YEAR		387,469
CASH, END OF YEAR	$	142,504

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Nature of organization and operations - Billow Butler & Company, LLC (the "Company"), a boutique investment bank, serves business owners in connection with the sale of their companies and provides other merger and acquisition ("M&A") activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers located throughout the United States for which the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC"). In addition, the Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer.

Revenue recognition and fees receivable - The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with the contractual provisions. The fees receivable represent those fees earned but not yet received. At December 31, 2010, an allowance for collectibility was not considered necessary by management. Management evaluates collectibility of fees receivable based on their aging and circumstances involved with each specific contract.

Property and equipment - Property and equipment, consisting of mainly office equipment, are recorded at cost and depreciated over a period of three to seven years.

Income taxes - The Company, by virtue of the consent of its members, has elected to operate as a limited liability company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

Advertising costs - Advertising costs are charged to operations as they are incurred. Advertising costs aggregated to $22,456 for the year ended December 31, 2010.

Use of estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

(2) Minimum capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $97,596, which was $92,596 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .46 to 1.

(3) Lease commitments and deferred rent

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $127,420 for the year ended December 31, 2010.

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent payments made over expenses recognized was $1,640 in 2010 and, accordingly, has cumulatively decreased members' capital by $33,085 as of December 31, 2010.

Future minimum lease payments under this lease as of December 31, 2010, are as follows:

2011	$ 65,235
2012	67,277
2013	69,319
2014	71,361
2015	24,014
Thereafter	-
	$ 297,206

(4) Simplified Employee Pension plan

The Company is a sponsor of a Simplified Employee Pension plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked for each year of employment. The Company did not make any contributions to the plan during the year ended December 31, 2010.

(5) Concentration of credit risk

For the year ended December 31, 2010, the Company derived 59% of its commission revenues from one customer. There are no amounts due from this customer at December 31, 2010. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

(6) Related party transactions

The Company paid $4,000 to a related party for accounting services during 2010.

The Company advanced $46,443 to the members as of December 31, 2010. The amounts are non-interest bearing and have no maturity date.

(7) Subsequent events

The Company has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BILLOW BUTLER & COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Total assets	$	227,893
Less nonallowable assets		85,389
Adjusted current assets		142,504
Total liabilities		(44,908)
Net capital		97,596
Minimum adjusted net capital (greater of 6 2/3% of aggregate indebtedness of $2,994 or $5,000)		(5,000)
Excess net capital	$	92,596
Aggregate indebtedness:		
Accounts payable, accrued expenses, and deferred rent	$	44,908
Ratio:		
Aggregate indebtedness to net capital		.46 to 1
Reconciliation of net capital from the FOCUS report, as originally filed, to these financial statements:		
Net capital per FOCUS report, as amended	$	97,596
Reconciling items		-
Net capital per these financial statements	$	97,596

BILLOW BUTLER & COMPANY, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

BILLOW BUTLER & COMPANY, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be made.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members

BILLOW BUTLER & COMPANY, LLC

In planning and performing our audit of the financial statements of Billow Butler & Company, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 23, 2011

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep

BILLOW BUTLER & COMPANY, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2010